Nearwater Capital Markets, Limited (NCML) – History of Form SBSE Updates		
Date	**Section(s)**	**Update Description**
October 25, 2022	Execution page and Schedule A	Replace James Peterson with Anthony Bertoldo as Senior Officer
	Sch. D (11B Record)	New entry for JP Morgan Securities
August 29, 2023	Sch. A (Direct Owners and Executive Officers)	Named Scott Kimmel as Chief Compliance Officer.
Dec. 6, 2023	Sch. A (Direct Owners and Executive Officers)	Named Ursula Clay as Chief Compliance Officer
Beginning in July 2024, due to a tech issue in EDGAR which the SEC Tech Filer Unit was working on, NCML was unable to file amendments to its FORM SBSE online. It was again able to do so on Sept. 27 and made the following updates:		
Sept. 27, 2024	Sch. D (11B Record)	New entry for BMO Capital Markets Corp.
	Sch. D (11B Record)	New entry for Morgan Stanley & Co. LLC
	Sch. D (11A Record)	New entry for DBcom Consulting
Oct. 24, 2024	Sch. D (11B Record)	New entry for Instinet
Jan. 3, 2025	Sch. D (11B Record)	New entry for UBS Securities
March 14, 2025	Sch. D (11B Record)	New entry for GTS Execution Services
June 24, 2025	Sch. D (11B Record)	New entry for Scotiabank
	Sch. E (other business locations)	Updated to reflect change in address for Nearwater London office
Oct. 27, 2025	Sch. D (11A Record)	Delete DBcom Consulting and replace with MyComplianceOffice.
	Sch. D (13A Record)	Added 3 Nearwater legal entities under indirect common control with NCML that are engaged in securities business.
Nov. 24, 2025	Sch. D (11B Record)	New entry for TP ICAP
Jan. 6, 2026	Question 7	Added to business description that NCML can acquire relevant securities through an affiliate, as well as directly.
	11B	Removed Baycrest and Instinet
		New entry for TD Securities (USA)
	13A	Added Nearwater legal entity under indirect common control with NCML that is engaged in securities business.
	Schedule A	Removed record for Head of Operations
June 3, 2026	Schedule A	Added new Head of Operations